September 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Stacie Gorman

Re:	Ribbit LEAP, Ltd.
Registration Statement on Form S-1
Filed August 25, 2020, as amended
File No. 333-248415

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Ribbit LEAP, Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 40 copies of the Preliminary Prospectus dated September 8, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Brittany Collier
Name: Brittany Collier
Title: Executive Director

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